SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

GIVEN IMAGING LTD.
(Name of Subject Company (Issuer))

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE
(Title of Class of Securities)

M52020100
(CUSIP Number of Class of Securities)

Donna Gershowitz, Adv.
Elron Electronic Industries Ltd.
3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv 67023, Israel
Telephone: (972) 3-607-5555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Telephone: (212) 715-9100	Eytan Greenberg, Adv. Dr. Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center (Round Building) Tel Aviv 67021, Israel Telephone: (972)-3-607-4444
CALCULATION OF FILING FEE
Transaction Valuation* $24,192,065	Amount of Filing Fee** $950.75***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 1,462,640 ordinary shares of Given Imaging Ltd. at a purchase price of $16.54 cash per share.
**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.
***	Previously paid.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Elron Electronics Industries Ltd., an Israeli company (“Elron”), on May 16, 2008 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase 1,462,640 outstanding ordinary shares, NIS 0.05 par value per share (the “Shares”), of Given Imaging Ltd. (“Given Imaging”), at $16.54 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 16, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1. Material U.S. Federal Income Tax and Israeli Income Tax Consequences

Section 5 of the Offer to Purchase titled “Material U.S. Federal Income Tax Considerations” is hereby restated in its entirety to replace the word “considerations” in the phrase “tax considerations” with the word “consequences” throughout the Section.

5.  MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSEQUENCES.

Material U.S. Federal Income Tax Consequences.

U.S. Holders. The following discussion summarizes the material U.S. federal income tax consequences of the offer applicable to the shareholders of Given Imaging who are U.S. Holders and whose Given Imaging shares are tendered and accepted for payment pursuant to the offer. A “U.S. Holder” means a holder of Given Imaging shares who is:

—	a citizen or resident of the United States;

—

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United Sates, any state or political subdivision thereof or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—

a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. Persons (as defined in the Code) have authority to control all of its substantial decisions, or (B) if, it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury Regulations promulgated under the Code, administrative pronouncements and judicial decisions and interpretations as of the date hereof, all of which are subject to differing interpretations or change, which change may apply retroactively and could materially affect the continued validity of this summary and the tax consequences described in this Section 5. Subject to the discussion set forth below under the heading entitled “Characterization of the Purchase if Given Imaging is a Passive Foreign Investment Company,” this discussion assumes that Given Imaging is not and has never been a “passive foreign investment company,” “controlled foreign corporation,” “foreign investment company” or “foreign personal holding company” for U.S. federal income tax purposes.

This discussion addresses only Given Imaging shares that are held as capital assets within the meaning of Section 1221 of the Code (generally, for investment). No ruling has been or will be sought from the U.S. Internal Revenue Service, or IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the offer. This discussion does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment, including, without limitation:

—	regulated investment companies;

—	broker-dealers (including in securities or foreign currency) or insurance companies;

—	persons who have elected to apply a mark-to-market method of accounting;

—	tax-exempt organizations or retirement plans;

—	certain former citizens or former long-term residents of the United States;

—	persons subject to the alternative minimum tax;

—	banks and other financial institutions;

—	persons who hold their Given Imaging shares as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, or other integrated investment;

—	holders who received their Given Imaging shares through the exercise of employee stock options or otherwise as compensation;

—	partnerships or other pass-through entities or persons who hold their Given Imaging shares through partnerships or other pass-through entities;

—	holders who own directly, indirectly or by attribution at least 10.0% of the voting power of Given Imaging; and

—	persons whose functional currency is not the U.S. dollar.

In addition, this summary does not discuss any foreign, state, or local tax consequences or any U.S. tax consequences (e.g., estate or gift tax) relevant to U.S. Holders other than U.S. federal income tax consequences.

WE RECOMMEND THAT GIVEN IMAGING SHAREHOLDERS WHO ARE U.S. HOLDERS CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

FOR A DISCUSSION OF CERTAIN ISRAELI INCOME TAX CONSEQUENCES THAT MAY APPLY TO U.S. HOLDERS, SEE BELOW UNDER “MATERIAL ISRAELI INCOME TAX CONSEQUENCES.”

Characterization of the Purchase if Given Imaging is not a Passive Foreign Investment Company. The receipt of cash for Given Imaging shares pursuant to the offer will be treated as a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Given Imaging shares pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Given Imaging shares sold pursuant to the offer. Gain or loss will be determined separately for each block of Given Imaging shares (i.e., Given Imaging shares acquired at the same cost in a single transaction) tendered pursuant to the offer. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Given Imaging shares for more than one year at the time of the consummation of the offer. Long-term capital gains are currently subject to a maximum rate of 15%. Special limitations apply to the use of capital losses.

Characterization of the Purchase if Given Imaging is a Passive Foreign Investment Company. In general, a non-U.S. corporation will be classified as a passive foreign investment company within the meaning of Section 1297(a) of the Code (“PFIC”) if, for any taxable year, at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on certain securities or commodities transactions), or at least 50% of the average value of its assets (determined on a quarterly basis) consists of assets that produce or are held for the production of, passive income. Given Imaging’s 2007 Form 20-F provides that Given Imaging, subject to the discussion therein, believes that in 2007 it was not a PFIC. The 2007 Form 20-F also provides that the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year.

In general, if Given Imaging was characterized as a PFIC for 2007 or any prior taxable year or is a PFIC for 2008, any gain recognized by a U.S. Holder who sells Given Imaging shares pursuant to the offer would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of the Given Imaging shares. The amount allocated to the current taxable year and any taxable year with respect to which Given Imaging was not a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to the interest on such tax liability for such years. We recommend that U.S. Holders consult their tax advisors regarding the potential application of the PFIC rules to the sale of Given Imaging shares pursuant to the offer.

Information Reporting and Backup Withholding. Payments made by the U.S. Depositary in connection with the offer may be subject to information reporting to the IRS and possible backup withholding. Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the U.S. Treasury, unless the U.S. Holder (or other payee) who tenders its Given Imaging shares to the U.S. Depositary provides such shareholder’s (or other payee’s) taxpayer identification number (employer identification number or social security number) to the U.S. Depositary and otherwise complies with the backup withholding rules. Each U.S. Holder tendering its shares to the U.S. Depositary should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal or a Form W-8, as applicable, in order to provide the information and certificate necessary to avoid backup withholding. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holders’ U.S. federal income tax liability, provided the required information is furnished to the IRS.

Material Israeli Tax Consequences.

The following discussion summarizes the material Israeli tax consequences of the offer applicable to Given Imaging’s shareholders whose Given Imaging shares are tendered and accepted for payment pursuant to the offer. The following discussion is based on the Ordinance, the regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed below. There can be no assurance that the Israeli Tax Authority, or the ITA, or a court will not take a position contrary to the Israeli income tax consequences discussed herein or that any such contrary position taken by the ITA or a court would not be sustained. This discussion addresses only Given Imaging shares that are held as capital assets (generally, assets held for investment) within the meaning of the Ordinance. This discussion does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special treatment.

The tax discussion set forth below is based on present law. Because individual circumstances may differ, we recommend that holders consult their tax advisors to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws.

The summary below does not discuss the effects of any non-Israeli tax laws. We recommend that holders of Given Imaging shares who are U.S. Holders consult their tax advisors regarding the U.S. federal, state and local income tax consequences of the offer. For a discussion of material U.S. federal income tax consequences, see above under “Material U.S. Federal Income Tax Consequences.”

Characterization of the Purchase. The receipt of cash for Given Imaging shares pursuant to the offer generally will be treated as a taxable transaction for Israeli income tax purposes, pursuant to which a holder of Given Imaging shares will be treated as having sold such Given Imaging shares.

General. Israeli law generally imposes a capital gains tax on a sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes (see Annex B), and on the sale of assets located in Israel, including Given Imaging shares in Israeli companies (such as Given Imaging), by non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Tax Rates. Pursuant to the Ordinance and the regulations promulgated thereunder, as of January 1, 2006, the tax rate applicable to capital gains derived from the sale of Given Imaging shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such Given Imaging shares, in which case the gain generally will be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate is 25%. Companies are subject to the corporate tax rate on capital gains derived from the sale of Given Imaging shares (currently 27%), unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), or the Inflationary Adjustments Law, prior to August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; (ii) shareholders who acquired their Given Imaging shares prior to Given Imaging’s initial public offering on Nasdaq (that may be subject to a different tax arrangement); and (iii) in some cases, shareholders who received their Given Imaging shares through the exercise of employee stock options or otherwise as compensation. The tax basis of Given Imaging shares acquired prior to January 1, 2003 by individuals and by companies that were not subject to the Inflationary Adjustments Law will be determined in accordance with the average closing share price on the TASE or Nasdaq, as applicable, for the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the Given Imaging shares as the tax basis if it is higher than such average price.

Non-Israeli residents. Non-Israeli residents generally will be exempt from capital gains tax on the sale of the Given Imaging shares, provided that such shareholders did not acquire their Given Imaging shares prior to Given Imaging’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiary of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.- Israel Tax Treaty, the sale, exchange or disposition of Given Imaging shares by a person who (i) holds the Given Imaging shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such U.S. resident by the U.S.-Israel Tax Treaty (such person is referred to as a U.S. Treaty Resident), generally will not be subject to Israeli capital gains tax unless such U.S. Treaty Resident held, directly or indirectly, Given Imaging shares representing 10% or more of the voting power of Given Imaging during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or the capital gains can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. If the exemption is not available, such sale, exchange or disposition would be subject to Israeli capital gains tax to the extent applicable. Under the U.S.-Israel tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in the U.S. tax laws applicable to foreign tax credits.

Israeli Withholding Tax. The gross proceeds payable to a tendering shareholder in the offer generally will be subject to Israeli withholding tax at the rate of 20% for individuals or 25% in the case of corporations, of the shareholder’s gain on such sale. An approval from the ITA was obtained with respect to the withholding tax rates applicable to shareholders as a result of the purchase of Given Imaging shares pursuant to the offer. The approval provides, among other things, that:

(1) tendering shareholders who acquired their Given Imaging shares after Given Imaging’s initial public offering on the Nasdaq and who, certify that they are NOT “residents of Israel” (and, in the case of a corporation, that no Israeli resident(s) (x) holds 25% or more of the means of control such corporation or (y) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such corporation, whether directly or indirectly) will not be subject to Israeli withholding tax;

(2) eligible Israeli brokers or financial institutions holding Given Imaging shares solely on behalf of tendering shareholders will not be subject to Israeli withholding tax;

(3) tendering shareholders who are Israeli residents and who acquired their Given Imaging shares prior to Given Imaging’s initial public offering on Nasdaq, will be subject to Israeli withholding tax at a rate of 25% of the amount received by the tendering shareholder;

(4) tendering shareholders who are NOT “residents of Israel” and who acquired their Given Imaging shares prior to Given Imaging’s initial public offering on Nasdaq, will be subject to Israeli withholding tax at a rate of 25% of the amount received by the tendering shareholder, unless the tendering shareholder submits an A-114 Form approving such shareholder’s residence in a country with whom Israel has a tax treaty which exempts Israeli capital gains tax, duly signed by the tendering shareholder and authorized by the tax authority of such country, in which event such tendering shareholder will not be subject to Israeli withholding tax; and

(5) tendering shareholders who are not described in clauses (1),(2), (3) and (4) above, will be subject to Israeli withholding tax at a fixed rate of 8.61% of the amount received by the tendering shareholder pursuant to the offer.

Notwithstanding the foregoing, should any tendering shareholder present us with a valid approval from the ITA applying withholding tax at a lesser rate than those described above or otherwise granting a specific exemption from Israeli withholding tax, we will act in accordance with such approval.

More specifically, based on the approval, if a Given Imaging shareholder tenders its Given Imaging shares to:

—

the U.S. Depositary, the U.S. Depositary may be required to withhold 25% of the gross proceeds payable to such shareholder pursuant to the offer, unless such shareholder, upon the terms and conditions set forth in the Letter of Transmittal, either:

–

certify, by completing the Declaration Form (Declaration of Status for Israeli Income Tax Purposes), or the Declaration Form, included in the Letter of Transmittal or otherwise delivered to such shareholder, that (1) such shareholder is NOT a “resident of Israel” for purposes of the Ordinance, and if it is a corporation that is NOT a “resident of Israel” — that Israeli residents are NOT “controlling shareholders” (as defined under Section 68A of the Ordinance) of such corporation, nor are Israeli residents the beneficiaries of, and are not entitled to, 25% or more of such corporation’s revenues or profits, whether directly or indirectly and either (A) acquired their Given Imaging shares after Given Imaging’s initial public offering on Nasdaq (i.e., after October 3, 2001), or (B) acquired their Given Imaging shares prior to Given Imaging’s initial public offering on Nasdaq and submit an A-114 Form approving such shareholder’s residence in a country with whom Israel has a tax treaty, which exempts Israeli capital gains tax, duly signed by the tendering shareholder and authorized by the tax authority of such country, or (2) such shareholder is a bank, broker or financial institution resident in Israel that (A) is holding the Given Imaging shares solely on behalf of beneficial shareholder(s) (so-called “street name” holders) and (B) is subject to the provisions of the Ordinance and regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the gross proceeds (if any) paid by such shareholder to the beneficial shareholder(s) with respect to the Given Imaging shares tendered by such shareholder on their behalf. In such case, the U.S. Depositary will not withhold any Israeli withholding tax from the gross proceeds payable to you pursuant to the offer; or

–

provide the U.S. Depositary, with a copy (which shall not constitute notice) to Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our legal counsel in Israel, at its address set forth on the back cover of this offer to purchase, a valid certificate from the ITA entitling such shareholder to an exemption or a specified withholding tax rate, referred to as the ITA Waiver. In such case, the U.S. Depositary will withhold Israeli withholding tax (or not withhold, if such shareholder is entitled to an exemption) from the gross proceeds payable to it pursuant to the offer in accordance with such ITA Waiver; or

–

certify, by completing the Declaration Form, that (1) such shareholder is a “resident of Israel” and acquired his Given Imaging shares after Given Imaging’s initial public offering on Nasdaq (i.e., after October 3, 2001). In such case, the U.S. Depositary will withhold 8.61% from the gross proceeds payable to such tendering shareholder pursuant to the offer.

—	the Israeli Depositary, and such shareholder

–

holds its Given Imaging shares through a TASE member, such TASE member will withhold Israeli income tax, if applicable, at the rate of up to 20% for individuals and up to 25% for corporations, of the gain realized by such shareholder from the sale of Given Imaging shares in the offer, in accordance with the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gains on the Sale of a Security or Forward Transaction), 5763-2000; or

–

is named as a holder of Given Imaging shares in the Register of Shareholders of Given Imaging in Israel, the Israeli Depositary may be required to withhold 25% if the Given Imaging shares were acquired prior to Given Imaging’s initial public offering on Nasdaq of the amount received by the tendering shareholder pursuant to the offer, unless such shareholder provides the Israeli Depositary, with a copy (which shall not constitute notice) to Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our legal counsel in Israel, at its address set forth on the back cover of this offer to purchase, with a valid ITA Waiver, in which case, the Israeli Depositary will withhold Israeli withholding tax (or not withhold, if such shareholder is entitled to an exemption) from the gross proceeds payable to it pursuant to the offer in accordance with such ITA Waiver.

We recommend that you consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

Please note that if a shareholder tenders its Given Imaging shares to the U.S. Depositary and provides a Declaration Form, you also consent to the provision of such Declaration Form to us and to the ITA in case the ITA so requests for purposes of audit or otherwise.

All questions as to the validity, form or eligibility of any Declaration Form or ITA Waiver (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Waivers that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Waiver of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of us, our affiliates, our assigns, the Depositaries, the Information Agent, our Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

An excerpt of the definition of an Israeli resident in the Ordinance is attached as Annex B.

The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding tax will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, no assurance is given as to whether and when the ITA will grant such refund.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the offer. We recommend that Given Imaging shareholders consult their tax advisors concerning the Israeli and non-Israeli tax consequences to them of tendering their shares in the offer.

2. Sources and Amount of Funds

The following paragraph, summarizing the terms of the credit lines, is inserted below the paragraph under heading “Sources and Amount of Funds” on page 32 of the Offer to Purchase.

Our credit line is financed through an agreement, dated May 15, 2008, with Israel Discount Bank Ltd., or the Bank, to provide Elron with a $30 million credit line to be utilized within a period of 364 days from the date of the agreement. During this period, we may draw down loans on the credit line for a three-year period bearing interest at a rate of three-months LIBOR +1.3%. We agreed to pay the Bank, during the term of the agreement, a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down on the credit line may be repaid early without penalty on any interest payment date.

As part of the agreement we committed to certain covenants including:

(i)

maintaining a ratio equal to the sum of (1) our cash and cash equivalents, (2) the market value of our holdings in public companies and (3) short term investments, to the finance debt, as defined in the agreement, which shall be not less than three;

(ii)

obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not be harmed;

(iii)

obligating not to make, or agree to make, loans available to our shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to our shareholders without the prior written consent of the Bank.

The agreement also includes other customary default terms of credit line arrangements. As of the date of this offer to purchase, we have not utilized this credit line. We currently have no plans or arrangement to finance or repay any loan to be taken under this credit line.

3. Conditions to the Offer

The word “threatened” in the condition appearing on page 33 under the heading “Conditions to the Offer” is hereby deleted. The condition currently reads as follows:

“any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign; or”

4. Schedule I

Schedule I of the Offer to Purchase is hereby restated in its entirety to correct a few positions of directors and executive officers listed and to correct a few typographical errors.

SCHEDULE I

A. DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR OFFICE HOLDERS OF ELRON, DIC, IDBD AND IDBH

The following table sets forth the name, address, age, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, of the directors, executive officers and other “senior office holders” (as such term is defined under the Israeli Securities Law) of each of Elron, DIC, IDBD and IDBH.

Directors and Executive Officers
of
Elron Electronic Industries Ltd.

Unless otherwise indicated, all of Elron’s directors, executive officers and other senior office holders are citizens of Israel and their address is 3 Azrieli Center, 42nd Floor, The Triangular Tower, Tel-Aviv 67023, Israel.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Arie Mientkavich	65	Chairman of the Board of Directors	Current principal occupation: Chairman of Elron, Deputy Chairman of Gazit Globe Ltd. and Chairman of Gazit Globe Israel (Development) Ltd., a real estate investment group.

Material positions in past 5 years: Deputy Chairman of IDBH since May 2006 and Chairman of Clal Tourism Ltd.(1) (“Clal Tourism”) since January 2007. Chairman of Israel Discount Bank Ltd. and several subsidiaries from 1997 to 2006.

Ami Erel	61	Director

Current principal occupation: President & Chief Executive Officer of DIC (2), Chairman of NetVision Ltd. (3), Cellcom Israel Ltd. (4) and Koor Industries Ltd. (5)
Material positions in past 5 years: Chairman of Elron from November 1999 to January 2007. Chairman of Cellcom Israel Ltd. (from October 2005), Chairman of NetVision Ltd. (from September 2007) and Chairman of NetVision Ltd. (from January 2008). Chief Executive Officer of Elron from November 1999 to December 2001. Chief Executive Officer of NetVision Ltd. from March until September 2007. Director of various companies held by DIC (“DIC Group”).

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Avraham Asheri 12 Yoshpe Street Apt. 7 Mevasseret Zion 90805 Israel	70	Director	Current principal occupation: Director of companies. Material positions in past 5 years: President of Israel Discount Bank from November 1991 until July 1998.
Prof. Yair Be’ery 6 Sweden Street Petah Tikva 49317 Israel	51	Director

Current principal occupation: Professor—Department of Electrical Engineering, Tel Aviv University.
Material positions in past 5 years: From 1998 until 2005, worked with Benny Steinmetz’s Group and co-founded STI- Ventures, a high technology investment group.

Yaacov Goldman 39 Nachlieli Street Hod Hasharon 45355 Israel	52	Director	Current principal occupation: Director of companies. Material positions in past 5 years: From 1991 until 2000, senior partner of Kesselman and Kesselman (member firm of PricewaterhouseCoopers).
Prof. Gabriel Barbash 14 Zisman Street Ramat Gan 53521 Israel	58	Director

Current principal occupation: Director General of the Tel Aviv Sourasky Medical Center.
Material positions in past 5 years: Director General of the Tel Aviv Sourasky Medical Center since 1999. Chairman of Teuza Venture Capital Fund from 2000 to 2003.

Nochi Danker (6) 3 Azrieli Center The Triangular Tower, 44th Floor Tel Aviv 67023 Israel	53	Director

Current principal occupation: Chairman and Chief Executive Officer of IDBH; Chairman of IDBD, DIC and Clal Industries and Investments Ltd. (“CII”); Chairman of Ganden Holdings Ltd. (7) (“Ganden”) and Chairman of affiliates of Ganden (“Ganden Group”); businessman and director of companies.
Material positions in past 5 years: Director of various companies affiliated with IDBH (“IDB Group”) since May 2003; Chairman and CEO of various companies held by Ganden; a partner in the law office of Danker-Lusky (8) until 2004.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Avraham Fischer 3 Azrieli Center The Triangular Tower, 44th Floor Tel Aviv 67023 Israel	51	Director

Current principal occupation: Executive Vice President of IDBH, Deputy Chairman of IDBD, Co-Chief Executive Officer of CII.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; co-managing partner of Fischer, Behar, Chen, Well, Orion & Co. (9) since 1982; Deputy Chairman of Ganden and a director of companies in the Ganden Group.

Shay Livnat (10) 26 Shalva Street Herzlia Pituach 46705 Israel	49	Director

Current principal occupation: President of Zoe Holdings Ltd. (11)
Material positions in past 5 years: Director of various companies in the IDB Group, Taavura group and Avraham Livnat (12) group of companies.

Dori Manor* (13) 17 Kerem Hazeim Street, Savion 56536, Israel	40	Director

Current principal occupation: Chief Executive Officer of companies in the automotive sector of David Lubinski Ltd. (14) (“Lubinski Group”).
Material positions in past 5 years: a director of IDBH, IDBD, CII and DIC since May 2003; director of various companies in the Lubinski Group and in family companies.

Ari Bronshtein	38	Director

Current principal occupation: Vice President of DIC.
Material positions in past 5 years: Vice President and head of Economics and Business Development Division of Bezeq—the Israeli Telecommunications Company (“Bezeq”) (15) from 2004 until 2005 and Director of Finance and Investments at Bezeq from 2000 until 2003.

Arie Ovadia 10 Harav Amiel Street Tel Aviv 62223 Israel	59	Director	Current principal occupation: Director of companies. Material positions in past 5 years: Chairman of the Phoenix Holdings Ltd. (16).
Amos Shapira 10 Hagavish Street Industrial Zone Netanya 42140 Israel	59	Director	Current principal occupation: Chief Executive of Cellcom Israel Ltd. Material positions in past 5 years: Chief Executive officer of El Al Israel Airlines Ltd. (17) from 2002 to 2005.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Tida Shamir	47	Director

Current principal occupation: Attorney—Partner of the law firm, Tida Shamir & Co, Law Offices since 1992.
Material positions in past 5 years: Attorney—Partner of the law firm, Tida Shamir & Co, Law Offices since 1992.

Doron Birger	56	President and Chief Executive Officer

Current principal occupation: President and Chief Executive Officer of Elron.
Material positions in past 5 years: President and Chief Executive Officer of Elron, Chairman of Given Imaging Ltd. from August 2002 until July 2007 and director of companies held by Elron.

Moshe Fourier	60	Vice President and Chief Technology Officer	Current principal occupation and material positions in past 5 years: Vice President and Chief Technology Officer of Elron.
Rinat Remler	36	Vice President, Chief Financial Officer	Current principal occupation: Vice President, Chief Financial Officer of Elron. Material positions in past 5 years: Director of Finance of Elron.
Assaf Topaz	37	Vice President

Current principal occupation: Vice President of Elron.
Material positions in past 5 years: Director of Business Development of Elron.
Mr Topaz is the husband of Michal Topaz, the daughter of Isaac and Ruth Manor (see footnote 21).

Yair Cohen	53	Vice President

Current principal occupation: Vice President of Elron.
Material positions in past 5 years: Brigadier General of the Special Unit 8200, the central military intelligence unit of the Israeli Defense Forces since 2001, head of elite 8200 military intelligence unit

Zvika Slovin	42	Vice President	Current principal occupation: Vice President of Elron. Material positions in past 5 years: Founder and CEO of Tactile Technologies (Israel) Ltd. (18); Chief Executive Officer of Quantomix Ltd. (19)

*	Dual citizen of Israel and France.

(1)

Clal Tourism, a subsidiary of IDBD, is a private Israeli company that deals in the fields of tourism, travel and investment and management of hotels. Its address is 3 Hamelakha St., Tel-Aviv, 67215, Israel.

(2)	DIC, a subsidiary of IDB Development, is an Israeli company, holding investments in companies located in Israel operating mainly in the fields of advanced technology, industry, real estate, communications and commerce. Its address is 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel.

(3)

NetVision Ltd., an affiliate of IDBH, is an Israeli public company whose shares are traded on the TASE. Its main field of activity is providing Internet services and solutions in Israel and international telephony services. Its address is Omega Centre, Matam, Haifa, Israel.

(4)

Cellcom Israel Ltd. is an Israeli public company whose shares are traded on the TASE and NYSE; it is a subsidiary of DIC and its main field of activity is providing cellular communications services in Israel. Its address is 10 Hagavish St., Industrial Zone, Netanya 42507, Israel.

(5)

Koor Industries Ltd., an affiliate of IDBD, is a public Israeli company whose shares are traded on the TASE; it is one of the largest holding companies in Israel investing in companies active in a variety of activities in Israel. Its address is 3 Azrieli Center, Triangular Tower, Floor 43, Tel Aviv 67023, Israel.

(6)

Nochi Dankner is the brother of Shelly Bergman who holds through a wholly-owned company approximately 4.23% of the outstanding shares of IDBH and also is one of the controlling shareholders of Ganden, which controls IDBH. Nochi Dankner is also the son of Zehava Dankner, a director of DIC, IDBD and IDBH. See “Controlling Persons” below.

(7)

Ganden is an Israeli company, holding investments mainly in Israeli companies that operate primarily in the fields of aviation, tourism and real estate. Ganden is controlled by Nochi Dankner (who is also the Chairman of IDBH, IDBD, DIC and CII) and his sister Shelly Bergman. Ganden holds, directly and through a wholly-owned subsidiary, approximately 52.04% of the outstanding shares of IDBH. Its address is 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel.

(8)	Dankner-Lusky is an Israeli law firm that was merged with the Israeli law firm of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. Its address is 2 Weizmann Street, Tel Aviv 64239, Israel.

(9)	Fischer, Behar, Chen, Well, Orion & Co. is an Israeli law firm. Its address is 3 Daniel Frisch, Tel Aviv 64731, Israel.

(10)

Shay Livnat and Zvi Livnat are the sons of Avraham Livnat, who controls Avraham Livnat Ltd. that holds directly and through a wholly-owned subsidiary approximately 12.36% of the outstanding shares of IDBH. See “Controlling Persons” below.

(11)	Zoe Holdings is a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies.

(12)	Avraham Livnat, is the controlling shareholder of Avraham Livnat Ltd. and father of Zvi Livnat and Shai Livnat. See “Controlling Persons” below.

(13)	Dori Manor is the son of Isaac and Ruth Manor. See “Controlling Persons” below.

(14)	Lubinski is an Israeli company engaged primarily in the import to and marketing in Israel of motor vehicles. Its address is 103 Kahnman Street, Bney Brak 51553, Israel.

(15)

Bezeq is an Israeli public company whose shares are traded on the TASE, its main field of activity is to supply a variety of communications services in the State if Israel. Its address is 132 Menahem Road, Tel Aviv, Israel.

(16)

The Phoenix Holding Ltd. is an Israeli public company whose shares are traded on the TASE, its main fields of activity are general and life insurance. Its address is 53 Hashalom Way, Givatayim 53454, Tel-Aviv, Israel.

(17)

El Al Israel Airlines Ltd. is an Israeli public company whose shares are traded on the TASE; its main field of activity is the aerial transport of cargo and passengers between Israel and abroad. Its address is Ben-Gurion Aiport, Lod 70100, P.O. Box 41, Israel.

(18)

Tactile Technologies (Israel) Ltd. is an Israeli private company; its main field of activity is the development of medical instrumentation. Its address is 10/1 Prof. Menahem Flaut St, Rehovot 76706, Israel.

(19)

Quantomix Ltd. is an Israeli private company; its main field of activity is development which allows imaging of cells in an electronic microscope—biotechnology. Its address is 12 Hamada St. Rehovot 76703, Israel.

Directors and Executive Officers
of
Discount Investment Corporation Ltd.

Unless otherwise indicated, all of DICs directors, executive officers and other senior office holders are citizens of Israel and their address is 3 Azrieli Center, 44th Floor, The Triangular Tower, Tel-Aviv 67023, Israel.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Nochi Danker 3 Azrieli Center The Triangular Tower, 44th Floor Tel Aviv 67023 Israel	53	Chairman of the Board of Directors

Current principal occupation: Chairman and Chief Executive Officer of IDBH; Chairman of IDBD, DIC and CII; Chairman of Ganden and companies in the Ganden Group; businessman and director of companies.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; Chairman and Chief Executive Officer of various companies in the Ganden Group; and a partner in the law office of Danker-Lusky until 2004.

Avraham Fischer 3 Azrieli Center The Triangular Tower, 45th Floor Tel Aviv 67023 Israel	51	Director

Current principal occupation: Executive Vice President of IDBH, Deputy Chairman of IDBD, Co-Chief Executive Officer of CII.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; co-managing partner of Fischer, Behar, Chen, Well, Orion & Co. since 1982; Deputy Chairman of Ganden and a director of affiliates of Ganden.

Zvi Livnat (20) 3 Azrieli Center The Triangular Tower, 45th Floor Tel Aviv 67023 Israel	54	Director

Current principal occupation: Executive Vice President of IDBH; Co-Chief Executive Officer of CII. Deputy- Chairman of IDBD.
Material positions in past 5 years: Director of companies in the IDB Group, Taavura group and Avraham Livnat group. Vice President—Commerce of Taavura from 1979 until June 2003.

Isaac Manor* (21) 103 Kahnman Street, Bney Brak 51553 Israel	67	Director

Current principal occupation: Chairman of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: Deputy chairman of IDBH and a director of IDBD, CII and DIC and various companies in the IDB Group since May 2003; a director of Union Bank of Israel Ltd. (22); a director of various companies in the Lubinski group and in family companies.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Dori Manor 17 Kerem Hazeim Street, Savion 56536, Israel	40	Director

Current principal occupation: CEO of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: Director of IDBH, IDBD, CII and DIC since May 2003; a director of Elron since August 2003; and a director of various companies in the Lubinski Group and in family companies.

Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	75	Director	Current principal occupation: Director of companies. Material positions in past 5 years: Member of the executive committee of Beautiful Israel Council; Director of companies in the IDB Group.
Eliahu Cohen	75	Director

Current principal occupation: Director and Chief Executive Officer of IDBD.
Material positions in past 5 years: Chief Executive Officer of IDBH from February 2003 until December 2003; a director of IDBH, IDBD, Property and Building Corporation Ltd. (“PBC”) (23), CII and DIC; Chairman of CIEH until March 2008.
The father of Raanan Cohen (a Vice President of DIC).

Gideon Lahav 124 Ehad Haam Street, Tel Aviv 65208 Israel	78	Director

Current principal occupation: Director of companies
Material positions in past 5 years: Director of DIC; director of Cellcom Israel Ltd. from 2002 until 2004 and in 2005; director of Koor Industries Ltd, Paz Oil Company Ltd. (24) and the First International Bank of Israel Ltd. (25)

Moshe Arad 14 Shay Agnon Street, Tel Aviv 65208, Israel	73	External Director

Current principal occupation: Director of companies.
Material positions in past 5 years: Vice President of Hebrew University of Jerusalem, director and member of audit committee of Elbit Systems Ltd. (26)

Adiel Rosenfeld 42 Ha’Alon Street, Timrat 23840, Israel	54	Director

Current principal occupation: Representative in Israel of the Aktiva Group; (27) President of the Haifa University Friends Association.
Material positions in past 5 years: A director of various companies in the IDB Group since 2004; a member of the board of governors of the Haifa University.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Gideon Dover 11 Hamaalot Street, Herzliya B 46583, Israel	63	External Director

Current principal occupation: Chief Executive Officer of Dover Medical and Scientific Equipment Ltd. (28)
Material positions in past 5 years: Director of I. B. T. International Business Technology Ltd. (29) and Quantum Technologies Ltd. (30)

Prof. Niv Ahituv Tel Aviv University Building Tel Aviv University 69978, Israel	64	External Director	Current principal occupation: Professor at the Faculty of Management in the Tel Aviv University. Material positions in past 5 years: Director of companies.
Jacob Schimmel 17 High Field Gardens London W11 9HD United Kingdom	45	Director	Current principal occupation: Co- Managing Director of UKI Investments. (31) Material positions in past 5 years: Director of various companies in the UKI Investments group and IDB Group.
Refael Bisker	56	Director	Current principal occupation: Chairman of PBC, Co-Chairman of Shufersal Ltd. Material positions in past 5 years: Director of various companies in the IDB Group.
Shaul Ben Zeev Taavura Junction, Ramle, 72102, Israel	61	Director

Current principal occupation: Chief Executive Officer of Avraham Livnat Ltd. and Director of Business Development of Taavura Holdings Ltd. (32)
Material positions in past 5 years: Director of various companies in the IDB Group since 2003 as well as companies in the Avraham Livnat group and other companies.

Ami Erel	61	President & Chief Executive Officer

Current principal occupation: President & Chief Executive Officer of DIC, Chairman of NetVision Ltd., Cellcom Israel Ltd. and Koor Industries Ltd.
Material positions in past 5 years: Chairman of Elron from November 1999 to January 2007; Chief Executive Officer of NetVision Ltd. from March until September 2007, director of various companies in the DIC Group.

Oren Lieder	59	Senior Vice President	Current principal occupation: Senior Vice President of DIC. Material positions in past 5 years: Vice President and Chief Financial Officer of DIC. Director of various companies in the DIC Group.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Raanan Cohen	40	Vice President

Current principal occupation: Vice President of DIC. Chief Executive Officer of Koor Industries Ltd.
Material positions in past 5 years: Chief Executive Officer of Scailex Corporation Ltd. (33) from 2004 until 2006 and director of various companies in the DIC Group.

Michel Dahan	50	Vice President & Chief Financial Officer	Current principal occupation: Vice President & Chief Financial Officer of DIC. Material positions in past 5 years: Vice President & Comptroller of DIC.
Ari Bronshtein	38	Vice President

Current principal occupation: Vice President of DIC.
Material positions in past 5 years: Vice President and head of Economics and Business Development Division of Bezeq from 2004 until 2005 and Director of Finance and Investments at Bezeq from 2000 until 2003.

Dr. Yochai Rafaelli	41	Vice President	Current principal occupation: Vice President of DIC. Material positions in past 5 years: Director of Business Development at DIC; Lecturer of business management at the Tel Aviv University.
Motti Berenstain	34	Comptroller	Current principal occupation: Comptroller of DIC. Material positions in past 5 years: Certified Accountant at DIC.
Itzhak Ravid 32 A Habarzel Street Tel Aviv 69710	53	Internal Auditor

Current principal occupation: Senior Partner of Raveh, Ravid and Co., Accountants.
Material positions in past 5 years: Senior Partner of Raveh, Ravid and Co., accountants since 1988. Internal Auditor of Hamlet (Israel—Canada) Ltd. and the Israeli Institute for Democracy; director of various companies.

*	Dual citizen of Israel and France.

(20)	See footnote 10.

(21)

Isaac Manor is the husband of Ruth Manor, who is the controlling shareholder of Manor Holdings B.A. Ltd. (that holds directly and through a majority-owned subsidiary 12.35% of the outstanding shares of IDBH) and they are the parents of Dori Manor. See “Controlling Persons” below.

(22)	Union Bank of Israel Ltd. is an Israeli commercial bank. Its address is 6 Ahuzat Bait Street, Tel Aviv 65143, Israel.

(23)	PBC is an Israeli real-estate company operating in the fields of revenue-generating assets, residential construction and infrastructures. Its address is 2 Weizmann Street, Tel Aviv 64239, Israel.

(24)

Paz Oil Company Ltd. is an Israeli public company whose shares are traded on the TASE, its main fields of activity are fueling and trade, direct marketing and refinement. Its address is 12 Giborey Israel St., Netanya 42504, Israel.

(25)	First International Bank of Israel Ltd. is an Israeli commercial bank. Its address is 9 Ehad Ha’am St. Shalom Tower, Tel-Aviv 65251, Israel.

(26)

Elbit Systems Ltd. is an Israeli public company whose shares are traded on the TASE and Nasdaq; its main fields of activity is the development and manufacturing of weapons systems and electronics for the military field. Its address is Science Industries Center, Haifa 31053, Israel.

(27)

The Aktiva Group is an international organization engaged, through its group companies, primarily in financial investments and services. Its principal offices’ address is Aktiva Holdings BV, Strawinskylaan 1001, Amsterdam, The Netherlands 1077XX.

(28)

Dover Medical and Scientific Equipment Ltd. is an Israeli private company; its main field of activity is import and marketing of medical and science equipment. Its address is 11 Hama’alot St., Herziliya 46583, Israel.

(29)	I. B. T. International Business Technology Ltd. is a private Israeli company; its main fields of activity are engineering and development. Its address is 10 Karlibach St., Tel-Aviv 67132, Israel.

(30)	Quantum Technologies Ltd. is an Israeli private company; its main field of activity is the import and marketing of medical equipment. Its address is 11 Hama’a lot St., Herziliya 46583, Israel.

(31)

The UKI Investment Group is an international investment group based in London, U.K., and is engaged primarily in holding investments mainly in companies that operate in the field of real estate. Its address is 54-56 Euston Street, London NW1 2ES, United Kingdom.

(32)

Taavura Holdings Ltd. is an Israeli company, engaged in road haulage and logistics and holds investments in Israeli companies that operate in various commercial and industrial activities. Its address is P.O.B. 320, Industrial Zone, Ramle 72102, Israel.

(33)

Scailex Corporation Ltd. is an Israeli public company whose shares are traded on the TASE and OTCBB; its main fields of activity is the management of its financial assets and locating business opportunities. Its address is 16 Shenkar St., Herzlia Pituach 46120, Israel.

Directors and Executive Officers
of
IDB Development Corporation Ltd. (“IDBD”)

Unless otherwise indicated, all of IDBD directors, executive officers and other senior office holders are citizens of Israel and their address is 3 Azrieli Center, 44th Floor, The Triangular Tower, Tel-Aviv 67023, Israel.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Nochi Danker	53	Chairman of the Board of Directors

Current principal occupation: Chairman and Chief Executive Officer of IDBH; Chairman of IDBD, DIC and CII; Chairman of Ganden and companies in the Ganden Group; businessman and director of companies.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; Chairman and Chief Executive Officer of various companies in the Ganden Group; and a partner in the law office of Danker-Lusky. until 2004.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Irit Izakson 15 Great Matityahou Cohen Street, Tel Aviv 62268, Israel	56	Director	Current principal occupation and material positions in past 5 years: Director of companies.
Refael Bisker	56	Director	Current principal occupation: Chairman of PBC, Co-Chairman of Shufersal Ltd. Material positions in past 5 years: Director of various companies in the IDB Group.
Avraham Ben Joseph 87 Haim Levanon Street, Tel Aviv 69345, Israel	80	Director	Current principal occupation and material positions in past 5 years: Director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	75	Director	Current principal occupation: Director of companies. Material positions in past 5 years: Member of the executive committee of Beautiful Israel Council; Director of companies in the IDB Group.
Eliahu Cohen	75	Director & Chief Executive Officer

Current principal occupation: Chief Executive Officer of IDBD.
Material positions in past 5 years: Chief Executive Officer of IDBH from February 2003 until December 2003; a director of IDBH, IDBD, PBC, CII and DIC; Chairman of CIEH until March 2008.

Zvi Livnat 3 Azrieli Center The Triangular Tower 45th Floor Tel Aviv 67023, Israel	54	Deputy-Chairman of the Board of Directors

Current principal occupation: Executive Vice President of IDBH; Deputy-Chairman of IDBD and Co-Chief Executive Officer of CII.
Material positions in past 5 years: Director of companies in the IDB Group, Taavura group and Avraham Livnat group. Vice President—Commerce of Taavura from 1979 until June 2003.

Shay Livnat 3 Azrieli Center The Triangular Tower 45th Floor Tel Aviv 67023, Israel	49	Director

Current principal occupation: President and founder of Zoe Holdings Ltd.
Material positions in past 5 years: Director of various companies in the IDB Group, Taavura group and Avraham Livnat group of companies.

Amos Malka 18 Nahal Soreq Street, Modi’in 71700, Israel	55	External Director	Current principal occupation: Director of companies. Material positions in past 5 years: Chairman of Albar Mimunit Services Ltd.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
			(34) from 2005 until 2007. Chief Executive Officer of the Elul Group Ltd. (35) from 2002 until 2006.
Dori Manor* 103 Kahnman Street Bney Brak 51553, Israel	40	Director

Current principal occupation: Chief Executive Officer of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: Director of IDBH, IDBD and DIC since May 2003; director of various companies in the Lubinski Group and in family companies.

Isaac Manor* 103 Kahnman Street Bney Brak 51553, Israel	67	Director

Current principal occupation: Chairman of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: Deputy chairman of IDBH and a director of IDBD, DIC and CII and various companies in the IDB Group since May 2003; a director of Union Bank of Israel Ltd.; a director of various companies in the Lubinski Group and in family companies.

Professor Yoram Margalioth, 16 Ha’efroni Street, Raanana 43724, Israel	45	External Director

Current principal occupation: Senior lecturer (expert on tax laws) at the Faculty of Law in the Tel Aviv University.
Material positions in past 5 years: Advisor to the World Bank in 2003. Vice President of the International Tax Program at Harvard University from 2002 to 2003.

Avraham Fischer 3 Azrieli Center The Triangular Tower 45th Floor Tel Aviv 67023, Israel	51	Deputy Chairman of the Board of Directors

Current principal occupation: Executive Vice President of IDBH, Deputy Chairman of IDBD, Co-Chief Executive Officer of ClI.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; co-managing partner of Fischer, Behar, Chen, Well, Orion & Co. since 1982; Deputy Chairman of Ganden and a director of companies in the Ganden Group.

Jacob Schimmel 17 High Field Gardens, London W11 9HD, United Kingdom	45	Director	Current principal occupation: Co- Managing Director of UKI Investments. Material positions in past 5 years: Director of various companies in the UKI Investments group.
Lior Hannes	44	Senior Executive Vice President	Current principal occupation: Senior Executive Vice President of IDBD, Chief Executive Officer of IDB Investments

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
			(UK) Ltd. Material positions in past 5 years: Director of IDBH, CII and CIEH and various other companies in the IDB Group and Ganden Group since 2003. Chairman of Clal Tourism until January 2007.
Ari Raved	55	Vice President	Current principal occupation: Vice President of IDBD. Material positions in past 5 years: Vice President of IDBD; director of companies in the IDB Group.
Haim Gavrieli	37	Executive Vice President

Current principal occupation: Executive Vice President of IDBD.
Material positions in past 5 years: Vice President of IDBD until November 2006; personal assistant to Chairman of the Board of Directors until 2005. Assistant to the Chairman of Ganden until 2003. Director of various other companies in the IDB Group and Ganden group of companies.

Dr. Eyal Sogelnik	45	Executive Vice President & Chief Financial Officer

Current principal occupation: Executive Vice President & Chief Financial Officer of IDBD; Chief Financial Officer of IDBH.
Material positions in past 5 years: Director of corporations division of Israeli Securities Authority until 2005. Chief Accountant of the Israeli Securities Authority until 2003.

Haim Tabouch	38	Vice President & Comptroller

Current principal occupation: Vice President & Comptroller of IDBD; Comptroller of IDBH.
Material positions in past 5 years: Vice President & Comptroller, Director of Clal Tourism from 2007; Auditor at Somekh Chaiken until 2003.

Inbal Zion	38	Vice President and Corporate Secretary

Current principal occupation: Vice President and Corporate Secretary of IDBD; Corporate Secretary of IDBH.
Material positions in past 5 years: Attorney and partner of Raved, Magrisso, Benkel & Co., law firm until March 2005.

Ilan Amit	65	Internal Auditor	Current principal occupation: Internal Auditor of IDBD, IDBH, CII and Clal Tourism.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Material positions in past 5 years: Internal Auditor of companies in the IDBD Group.

*	Dual citizen of Israel and France.

(34)

Albar Mimunit Services Ltd. is an Israeli private company; its main fields of activity are financing activities, leasing and management of a fleet of cars. Its address is 64 Mivza Kadesh St., Bnei Brak 51200, Israel.

(35)

Elul Group Ltd. is an Israeli private company; its main field of activity is providing comprehensive services of business development, marketing, sales, consulting, outsourcing management, technical and engineering after-sales support, program management and ILS—Integrated Logistic Services. Its address is 35 Shaul Hamelkh Ave., Beit America, Tel-Aviv 64927, Israel.

Directors and Executive Officers
of
IDB Holding Corporation Ltd. (“IDBH”)

Unless otherwise indicated, all of IDBH’s directors, executive officers and other senior office holders are citizens of Israel and their address is 3 Azrieli Center, 44th Floor, The Triangular Tower, Tel-Aviv 67023, Israel.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Nochi Danker	53	Chairman of the Board of Directors & Chief Executive Officer

Current principal occupation: Chairman and Chief Executive Officer of IDBH; Chairman of IDBD, DIC and CII; Chairman of Ganden and companies in the Ganden Group; businessman and director of companies
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; Chairman and CEO of various companies in the Ganden Group; and a partner in the law office of Danker-Lusky. until 2004.

Refael Bisker	56	Director	Current principal occupation: Chairman of PBC; Co-Chairman of Shufersal Ltd. Material positions in past 5 years: Director of various companies in the IDB Group.
Shaul Ben Zeev Taavura Junction, Ramle 72102, Israel	61	Director	Current principal occupation: Chief Executive Officer of Avraham Livnat Ltd. Material positions in past 5 years: Director of various companies in the IDB Group since 2003 as well as other companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	75	Director	Current principal occupation: Director of companies. Material positions in past 5 years: Member of the executive committee of Beautiful Israel Council; Director of companies in the IDB Group.
Zvi Dvoresky 12 Harofeh Street Ahuza, Haifa 34366 Israel	72	External Director	Current principal occupation: Chief Executive Officer of Beit Kranot Trust Ltd. (37) Material positions in past 5 years: Chief Executive Officer of Beit Kranot Trust Ltd.
Lior Hannes	44	Director	Current principal occupation: Senior Executive Vice President of IDBD; Chief Executive Officer of IDB Investments (UK) Ltd.
			Material positions in past 5 years: Director of IDBH, CII and CIEH and various other companies in the IDB Group and Ganden Group since 2003. Chairman of Clal Tourism until January 2007.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Eliahu Cohen	75	Director

Current principal occupation: Director and Chief Executive Officer of IDBD.
Material positions in past 5 years: Chief Executive Officer of IDBH from February 2003 until December 2003; a director of IDBH, IDBD, PBC, CII and DIC; Chairman of CIEH until March 2008.

Zvi Livnat 3 Azrieli Center The Triangular Tower 45th Floor Tel Aviv 67023, Israel	54	Director & Executive Vice President

Current principal occupation: Director & Executive Vice President of IDBH; Deputy-Chairman of IDBD and Co-Chief Executive Officer of CII.
Material positions in past 5 years: Director of companies in the IDB group, Taavura group and Avraham Livnat group. Vice President—Commerce of Taavura from 1979 until June 2003.

Shmuel Lahman 9A Kehillat Gitomer, Tel Aviv, 69405 Israel	64	External Director	Current principal occupation: Information Technology consultant. Material positions in past 5 years: Director of companies
Dori Manor* 103 Kahnman Street Bney Brak 51553, Israel	40	Director

Current principal occupation: CEO of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: a director of IDBH, IDBD and DIC since May 2003; director of various companies in the Lubinski Group and in family companies.

Isaac Manor 103 Kahnman Street Bney Brak 51553, Israel	67	Director

Current principal occupation: Chairman of companies in the automotive sector of the Lubinski Group.
Material positions in past 5 years: Deputy Chairman of IDBH and a director of IDBD, DIC and CII and various companies in the IDB Group since May 2003; a director of Union Bank of Israel Ltd.; a director of various companies in the Lubinski Group and in family companies.

Arie Mientkavich	65	Vice Chairman

Current principal occupation: Chairman of Elron, Deputy Chairman of Gazit Globe Ltd. and Chairman of Gazit Globe Israel (Development) Ltd., a real estate investment group.
Material positions in past 5 years: Deputy Chairman of IDBH since May 2006 and Chairman of Clal Tourism since January 2007. Chairman of Israel Discount Bank Ltd. and several subsidiaries from 1997 to 2006.

Name & Address	Age	Position	Current Principal Occupation & Material Positions in Past 5 Years
Meir Rosen 8 Openheimer Street, Ramat Aviv, Tel Aviv Israel	77	Director	Current principal occupation and material positions in past 5 years: Attorney.
Jacob Schimmel 17 High Field Gardens, London W11 9HD, United Kingdom	45	Director	Current principal occupation: Co-Managing Director of UKI Investments. Material positions in past 5 years: director of various companies in the IDB Group.
Avraham Fischer 3 Azrieli Center The Triangular Tower 45th Floor Tel Aviv 67023, Israel	51	Executive Vice President

Current principal occupation: Executive Vice President of IDBH, Deputy Chairman of IDBD, Co-Chief Executive Officer of CII.
Material positions in past 5 years: Director of various companies in the IDB Group since May 2003; co-managing partner of Fischer, Behar, Chen, Well, Orion & Co. since 1982; deputy chairman of Ganden and a director of companies in the Ganden Group.

Dr. Eyal Sogelnik	45	Chief Financial Officer

Current principal occupation: Chief Financial Officer of IDBH; Vice President & Chief Financial Officer of IDBD.
Material positions in past 5 years: Director of corporations division of Israeli Securities Authority until 2005. Chief Accountant of the Israeli Securities Authority until 2003.

Haim Tabouch	38	Comptroller

Current principal occupation: Comptroller of IDBH & Comptroller of IDBD.
Material positions in past 5 years: Vice President & Comptroller, Director of Clal Tourism Ltd. from 2007; Auditor at Somekh Chaiken until 2003.

Ilan Amit	65	Internal Auditor	Current principal occupation: Internal Auditor of IDBH, IDBD, CII and Clal Tourism. Material positions in past 5 years: Internal Auditor of companies in the IDB Group.

*	Dual citizen of Israel and France.

(37)	Beit Kranot Trust Ltd. is an Israeli private company, whose main field of activity is investments. Its address is 16 Herzl St., Haifa 33121, Israel.

B. ELRON’S CONTROLLING SHAREHOLDERS

DIC and IDBH

DIC, an indirect majority owned subsidiary of IDBH owns 48.6% of Elron and has the ability, in effect, to elect the members of Elron’s board of directors and to significantly influence its business. Both DIC and IDBH are Israeli companies. DIC holds investments in various entities, operating primarily in the fields of communications, technologies, industries and commerce. IDBH is a holding company that, through DIC, holds investments in various entities, operating primarily in the fields of insurance, real estate, high-tech, electronics, communications, industries and commerce.

Each of DIC’s and IDBH’s respective shares are listed on the TASE.

The principal address of DIC and IDBH is 3 Azrieli Center, Triangular Tower, 44th Floor, Tel Aviv 67023, Israel.

C. CONTROLLING PERSONS

IDBH is controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also a director of Elron and the chairman of IDBH and DIC) and his sister Shelly Bergman. Ganden holds, directly and through a wholly-owned subsidiary, approximately 52.04% of the outstanding shares of IDBH; (ii) Shelly Bergman, who holds through a wholly-owned company approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH and DIC and whose son, Shay Livnat, is a director of Elron). Livnat holds, directly and through a wholly-owned subsidiary approximately 12.36% of the outstanding shares of IDBH and (iv) Manor Holdings B.A. Ltd. (“Manor”), a private company controlled by Ruth Manor (whose husband, Isaac Manor, is the deputy chairman of IDBH and a director of DIC, and their son, Dori Manor, is a director of IDBH, DIC and Elron). Manor holds directly and through a majority-owned subsidiary 12.35% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to approximately 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH owned by them, constituting in the aggregate approximately 51.7% of the equity and voting power of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The term of the shareholders agreement expires in May 2023. Their additional holdings in IDBH are not subject to the shareholders agreement.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to Elron has not been included in this Schedule TO because Elron believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Elron believes that its financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) Elron has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee Elron’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, Elron has engaged the Israeli Depositary to act as an escrow agent and, if requested by the Israeli Depositary, will deposit cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that Elron is offering to purchase in the Offer. In addition, while the financial condition of a bidder may be material when a bidder seeks through a tender offer to acquire a significant equity stake in order to influence the management and affairs of the target (in which case shareholders of the target may need financial information for the prospective controlling shareholder to decide whether to tender in the offer or remain a continuing shareholder in the target company with a dominant or controlling shareholder), Elron believes that its financial condition is not material to holders of Shares because Elron’s significant existing equity stake means that the foregoing consequences will not occur as a result of the Offer in that they already exist. As described in the Offer to Purchase, Elron, together with its affiliates, already exerts substantial influence over Given Imaging and Given Imaging shareholders have had a prior opportunity to become familiar with Elron in light of its significant existing shareholdings. Moreover, Elron believes that there will be little substantive effect, if any, on such influence as a result of its increasing its ownership, taken together with the ownership of its affiliates, from 43.5% to 48.5%, with the only practical effects being (besides Elron and its affiliates having a larger investment in Given Imaging) that (i) Elron and its affiliates will no longer be subject to the special tender offer requirements in Israel (as described in the Offer to Purchase) having crossed the 45% threshold and (ii) if Elron, together with its affiliates, increases its ownership from 43.5% to 48.5%, it will almost have sufficient voting power to guarantee the outcome of resolutions submitted to the shareholders of Given Imaging. In this regard, Elron notes that under the provisions of the Israeli Companies Law, (i) special disinterested shareholder approval requirements apply to transactions between Elron (or its affiliates) and Given Imaging or transactions of Given Imaging in which Elron (or its affiliates) has an interest (other than solely through Elron’s ownership of Given Imaging shares), where such transactions are material to Given Imaging, or not in its ordinary course of business or not on market terms, thus ensuring that Elron or its affiliates will not be able to use a near majority voting position to effectively approve transactions in which it or its affiliates have an interest by vote of Elron and its affiliates alone and (ii) the voting requirements for resolutions in shareholder meetings are measured off of a percentage of votes cast. Elron is a public reporting company, it is subject to the periodic reporting requirements of the Exchange Act and files its reports on EDGAR.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.†
(a)(1)(B)	Letter of Transmittal.†
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.†
(a)(1)(F)	Notice of Objection.†
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.†
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on May 16, 2008.*†
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007.†
(e)	English summary of Credit Line Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

†	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELRON ELECTRONIC INDUSTRIES LTD.
By: /s/ Doron Birger	By: /s/ Rinat Remler

Name: Doron Birger Title: President & Chief Executive Officer	Name: Rinat Remler Title: Vice President & Chief Financial Officer

Dated: June 4, 2008

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.†
(a)(1)(B)	Letter of Transmittal.†
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.†
(a)(1)(F)	Notice of Objection.†
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.†
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on May 16, 2008.*†
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007.†
(e)	English summary of Credit Line Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

†	Previously filed.